SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 February 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2010

Brand delivery and scale advantage driving strong financial performance in an improving market

Financial summaryº	2010	2009	% Change YoY
			Actual	CER²
Revenue	$1,628m	$1,538m	6%	6%
Operating profit	$444m	$363m	22%	22%
Total adjusted EPS	98.6¢	102.8¢	(4)%
Total basic EPS¹	101.7¢	74.7¢	36%
Total dividend per share	48.0¢	41.4¢	16%
Net debt	$743m	$1,092m³

Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC, said:
"2010 was an excellent year for IHG. After a slow start to the year, the industry staged the sharpest recovery in its history, exceeding all expectations. By focusing on our brands and using our scale, we delivered 6% growth in revenue per available room (RevPAR).  We signed more rooms into our pipeline than in 2009 and despite the planned exceptional number of removals to drive up quality, we grew the number of rooms in our system, led by a 12% increase in China.
"The $1bn Holiday Inn relaunch is almost complete, delivering RevPAR outperformance and improved guest satisfaction. We are now working with our hotel owners to refresh Crowne Plaza, already the fourth largest upscale hotel brand in the world, and one with great future potential.
"Our focus on efficiency has increased fee-based margins 1.1 percentage points.  In line with our asset light strategy we have started the initial marketing for sale of the InterContinental New York Barclay today.
"The 21% growth in the final dividend reflects our confidence in IHG's prospects.  Our priority is to increase market share and improve margins in an industry set for strong growth over the next few years."

Driving Market Share
•	Total gross revenue* from hotels in IHG's system of $18.7bn, up 11%.
•	2010 global RevPAR growth of 6.2%, with 8.0% in the fourth quarter.
•	Total system size of 647,161 rooms (4,437 hotels), up 0.1% year on year.
	-	35,744 rooms (259 hotels) added, with 35,262 rooms (260 hotels) removed.
	-	Signings of 55,598 rooms (319 hotels), up on 2009 levels in all regions. Total pipeline of 204,859 rooms (1,275 hotels); half outside the Americas; 75,000 rooms currently under construction.
	-	2011 net system growth is expected to be modest as remaining Holiday Inn relaunch exits are completed.
	-	Post 2011, robust pipeline should drive medium term net system growth of 3% - 5% per annum.
•	Holiday Inn relaunch is substantially complete with refreshed hotels performing strongly.
-
3,002 hotels now operating under the new standards (91% of the estate). RevPAR growth for hotels relaunched for more than one year was c.6% points higher than non-relaunched hotels in the US and c.5% points higher globally.

•	Strong system delivery.
	-	Record enrolments in Priority Club Rewards (PCR) took total membership to 56m (2009: 48m).
	-	68% of rooms revenue delivered through IHG's Channels or by PCR members direct to hotel (2009: 68%).

Growing Margins
•	Continued focus on costs.
	-	Regional and central costs broadly in line with 2009 excluding the impact of performance based incentives.
•	Sustainable efficiencies drive fee-based margins* up 1.1%pts to 35.7%.
	-	At constant currency, and reflecting the current trading outlook, total 2011 regional and central costs expected to be in the region of $250m to $260m compared to $258m in 2010.

Current trading update
•	January global RevPAR up 8.4%. Americas 8.2%; EMEA 7.0%; and Asia Pacific 10.9%.
•	$10m liquidated damages receipt in Americas managed revenue and operating profit in first quarter 2011.
•	Initial estimate of impact on 2011 from unrest in Egypt of $3m.
º All figures are before exceptional items unless otherwise noted. See appendices 3 and 4 for analysis of financial headlines
¹ After exceptional items	² CER = constant exchange rates	³Restated for a change in presentation	* See appendix 6 for definition
Regional Highlights
Americas - strong brands drive new deals
RevPAR increased 4.9%; 7.7% in the fourth quarter when rate was up 1.4%. US RevPAR was up 4.3% in 2010, with 7.5% growth in the fourth quarter. 2010 RevPAR grew 8.1% at InterContinental New York Barclay.
Revenue increased 5% (4% at CER) to $807m and operating profit increased 28% (27% at CER) to $369m.  After adjusting for the owned hotel disposals and the charge for priority guarantee shortfalls in 2009, revenue was up 7% and operating profit up 10%.  Franchise royalties drove much of this growth, up 11%.  This was offset by a 1% reduction in total system size due to exits associated with the Holiday Inn relaunch and a $10m increase in regional costs, including $4m in relation to our self-insured healthcare benefit plan.
During 2010 the InterContinental Times Square and the first Staybridge Suites opened in New York, taking IHG's room count in the city to 6,570.  We re-entered the important Hawaii market with the Holiday Inn Beachcomber Resort in Waikiki Beach and formed an InterContinental Alliance with Las Vegas Sands Corp to bring the 6,874 all suite Venetian and Palazzo resorts into the system. The wider benefits of the Holiday Inn relaunch were clear, with full service Holiday Inn signings up on 2009.
We have formed a strategic relationship with Summit Hotel Properties, Inc. (Summit), a US hotel real estate investment trust focused on premium-branded select service hotels in the upscale and midscale without food and beverage sectors.  In connection with Summit's initial public offering, which closed on 14 February 2011, IHG purchased 1,274,000 shares of Summit common stock, representing approximately 4.7%, for a purchase price of $11.6m.  Of Summit's 65 properties seven already carry IHG's brands, and under a sourcing agreement we have also entered into with them, Summit will provide IHG an exclusive right for a period of five years, of first offer to franchise or manage any unbranded hotel bought by them which they want to brand.

EMEA - increase in signings
RevPAR increased 6.1%, with 6.5% growth in the fourth quarter. Germany was the strongest of our major markets with RevPAR growth of 18.4% in 2010.  Mixed trading conditions in the Middle East resulted in RevPAR down 1.0% for the year. 2010 RevPAR grew 15.0% at InterContinental London Park Lane and 11.5% at InterContinental Paris Le Grand.
Revenue increased 4% (8% at CER) to $414m and operating profit decreased 2% (2% growth at CER) to $125m. Excluding the impact of a $3m liquidated damages receipt in 2009, revenue was up 5% (8% at CER) and operating profit up 1% (5% at CER).  Much of this was driven by the owned and leased hotels, where positive RevPAR combined with strong cost control drove good profit growth. Managed profits were down by $3m to $62m, due to a combination of the unfavourable trading environment across much of the Middle East and a $3m provision for total estimated net future cash outflows expected under a guarantee in relation to one hotel.  Franchised profits declined $1m to $59m, but excluding the $3m liquidated damages receipt in 2009 and at constant currency, profits increased 7% driven by RevPAR growth of 7.6%.
We signed 58 new deals in the year, up 11 on 2009.  These included eight Hotel Indigo contracts in key locations such as Lisbon, Madrid and Berlin. We also signed six Crowne Plaza hotels including the strategic markets of Istanbul, St. Petersburg and Amsterdam. Signings across Europe as a whole were very strong, particularly in Germany and France where we signed nine and six hotels respectively. Key openings included the Hotel Indigo Tower Hill, London, Staybridge Suites St. Petersburg and Holiday Inn Berlin International Airport.

Asia Pacific - strong profit growth
RevPAR increased 12.4%, with 11.5% growth in the fourth quarter.  Greater China was our strongest market with RevPAR up 25.8% for the year, including 55.9% in Shanghai which was boosted by the World Expo which took place between May and October.  Asia Australasia RevPAR grew 5.6% and at InterContinental Hong Kong RevPAR was up 15.3%.
Revenue increased 24% (20% at CER) to $303m and operating profit increased 71% (67% at CER) to $89m.  This was predominantly driven by RevPAR growth; the contribution from new managed rooms (2010: 9% growth; 2009: 10% growth) and a $4m benefit to managed operating profit due to the collection of bad debts which had previously been provided for.
We continue to build on our leading position in Greater China with 48,527 rooms (145 hotels) open (a 12% increase year on year) and 50,236 rooms (147 hotels) in the pipeline.  We opened 24 hotels in 17 cities across China, including Asia Pacific's first Hotel Indigo on the Bund and the InterContinental at the Expo site, both in Shanghai.  In Asia Australasia, we signed six hotels in India, taking our pipeline there to 10,073 rooms. In Thailand we signed two new Holiday Inn resorts in the prime beachfront locations of Cam Ranh Bay and Phu Quoc, and we signed the Crowne Plaza Lumpini Park in Bangkok which opened in December.

Interest, tax and cash flow
The interest charge for the period increased $8m to $62m as the impact of lower levels of average net debt was offset by a higher average cost of debt following the issuance of a seven year £250m bond in 2009.
The effective tax rate for 2010 is 26% (2009: 5%).  The 2011 tax rate is expected to be in the high 20s.
Free cash flow of $432m (2009: $377m) due to excellent profit conversion and tight control over maintenance capital expenditure.

Appendix 1: RevPAR Movement Summary
	January 2011			Full Year 2010			Q4'10
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	8.4%	2.0%	3.1%pts	6.2%	(0.2)%	3.8%pts	8.0%	2.4%	3.1%pts
Americas	8.2%	1.2%	3.3%pts	4.9%	(1.0)%	3.4%pts	7.7%	1.4%	3.3%pts
EMEA	7.0%	1.7%	2.7%pts	6.1%	0.5%	3.6%pts	6.5%	2.5%	2.5%pts
Asia Pacific	10.9%	6.5%	2.4%pts	12.4%	2.5%	6.0%pts	11.5%	7.0%	2.9%pts

Appendix 2: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	35,744	(35,262)	482	647,161	-	55,598	204,859
Americas	20,980	(26,959)	(5,979)	439,375	(1)%	30,223	102,509
EMEA	5,767	(5,211)	556	120,852	-	9,303	31,435
Asia Pacific	8,997	(3,092)	5,905	86,934	7%	16,072	70,915

Appendix 3: Fourth quarter financial headlines
Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised	108	98	91	83	14	14	3	1	-	-
Managed	46	7	6	(19)	17	17	23	9	-	-
Owned & leased	32	29	5	4	12	11	15	14	-	-
Regional overheads	(35)	(26)	(17)	(11)	(11)	(9)	(7)	(6)	-	-
Operating profit pre central overheads	151	108	85	57	32	33	34	18	-	-
Central overheads	(41)	(48)	-	-	-	-	-	-	(41)	(48)
Group Operating profit	110	60	85	57	32	33	34	18	(41)	(48)

Appendix 4: Full year financial headlines
Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Franchised	458	429	392	364	59	60	7	5	-	-
Managed	156	69	21	(40)	62	65	73	44	-	-
Owned & leased	88	74	13	11	40	33	35	30	-	-
Regional overheads	(119)	(105)	(57)	(47)	(36)	(31)	(26)	(27)	-	-
Operating profit pre central overheads	583	467	369	288	125	127	89	52	-	-
Central overheads	(139)	(104)	-	-	-	-	-	-	(139)	(104)
Group Operating profit	444	363	369	288	125	127	89	52	(139)	(104)

Appendix 5: Constant exchange rate (CER) operating profit movement before exceptional items
	Total***		Americas		EMEA		Asia Pacific
	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**
Growth/ (decline)	22%	22%	28%	27%	(2)%	2%	71%	67%
Exchange rates:
	GBP:USD	EUR:USD	* US dollar actual currency
2010	0.65	0.76	** Translated at constant 2009 exchange rates
2009	0.64	0.72	*** After central overheads

Appendix 6: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margins: adjusted for owned and leased hotels, managed leases, individually significant liquidated damages payments, HPT guarantee payments and excludes the benefit in 2009 of non-sustainable incentive compensation cost savings.

Appendix 7: Investor Information for 2010 final dividend
Ex-dividend date:	23 March 2011	Record date:	25 March 2011
Payment date:	3 June 2011	Dividend payment:	Ordinary shares = 22.0 pence per share
ADRs = 35.2 cents per ADR

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512176
Media Affairs (Leslie McGibbon, Giles Deards):	+44 (0) 7808 094 471	+44 (0) 7753 949301
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Presentation for Analysts and Shareholders:
A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 15 February at Bank of America Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10.30am (London time).
There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims11.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

International dial-in:	+44 (0)20 7138 0816
Passcode:	8564080
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 15 February with Andrew Cosslett (Chief Executive) and Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
Standard US dial-in:	+ 1 517 345 9004
US Toll Free:	866 692 5726
Conference ID:	HOTEL
A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 2524#.
International dial-in:	+44 (0)20 7108 6225
Standard US dial-in:	+1 203 369 4702
US Toll Free:	866 850 6506
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 15 February. The web address is www.ihg.com/prelims11. To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.
IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This business review (BR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2010.

GROUP PERFORMANCE

	12 months ended 31 December
	2010	2009	%
Group results	$m	$m	change

Revenue
Americas	807	772	4.5
EMEA	414	397	4.3
Asia Pacific	303	245	23.7
Central	104	124	(16.1)
	____	____	_____
	1,628	1,538	5.9
	____	____	_____
Operating profit
Americas	369	288	28.1
EMEA	125	127	(1.6)
Asia Pacific	89	52	71.2
Central	(139)	(104)	(33.7)
	____	____	_____
Operating profit before exceptional items	444	363	22.3

Exceptional operating items	15	(373)	n/m
	___	___	____
	459	(10)	n/m

Net financial expenses	(62)	(54)	(14.8)
	___	___	____
Profit/(loss) before tax	397	(64)	n/m
	___	___	____

Earnings per ordinary share
Basic	101.7¢	74.7¢	36.1
Adjusted	98.6¢	102.8¢	(4.1)

 n/m - non meaningful

Group results
Revenue increased by 5.9% to $1,628m and operating profit before exceptional items increased by 22.3% to $444m during the 12 months ended 31 December 2010.

The 2010 results reflect a return to RevPAR growth in a recovering market, with an overall RevPAR increase of 6.2% led by occupancy. Fourth quarter comparable RevPAR increased 8.0% against 2009, including a 2.4% increase in average daily rate. Over the full year average daily rate grew for the InterContinental and Holiday Inn brands by 1.3% and 0.5% respectively.

The $1bn roll-out of the Holiday Inn brand family relaunch is substantially complete, enabling the consistent delivery of best in class service and physical quality in all Holiday Inn and Holiday Inn Express hotels.  By 31 December 2010, 2,956 hotels were converted globally under the relaunch programme, representing 89% of the total estate. The required improvement in quality standards contributed to the removal of a total of 35,262 rooms from the system during 2010. In spite of this necessary reduction, the closing global system size was 647,161 rooms, in line with 2009 levels.

The ongoing focus on efficiency across the Group largely sustained underlying cost reductions achieved in 2009. Regional and central overheads increased by $49m, from $209m in 2009 to $258m in 2010, driven by incremental performance based incentive costs of $47m and charges of $4m relating to a self-insured healthcare benefit plan.

Primarily as a result of these actions taken across the Group to improve efficiencies, operating profit margin was 35.7%, up 1.1 percentage points on 2009, after adjusting for owned and leased hotels, Americas managed leases, significant liquidated damages received in 2009, an onerous contract provision established in 2009 and non-payment of performance based incentive costs in 2009.

In 2010 the InterContinental Buckhead, Atlanta and the Holiday Inn Lexington were sold, with proceeds used to reduce net debt. These disposals result in a reduction in owned and leased revenue and operating profit of $19m and $4m respectively compared to 2009.

The average US dollar exchange rate to sterling strengthened during 2010 (2010 $1=£0.65, 2009 $1=£0.64). Translated at constant currency, applying 2009 exchange rates, revenue increased by 6.0% and operating profit increased by 22.3%.

Profit before tax increased by $461m from a loss of $64m in 2009 to a profit of $397m.  Adjusted earnings per ordinary share decreased by 4.1% to 98.6¢ as a result of the particularly low tax rate of 5% in 2009, compared to 26% in 2010.

	12 months ended 31 December
	2010	2009	%
Total gross revenue	$bn	$bn	change

InterContinental	4.2	3.8	10.5
Crowne Plaza	3.5	3.0	16.7
Holiday Inn	5.8	5.4	7.4
Holiday Inn Express	4.0	3.6	11.1
Staybridge Suites	0.5	0.4	25.0
Candlewood Suites	0.4	0.3	33.3
Other brands	0.3	0.3	-
	____	____	____
Total	18.7	16.8	11.3
	____	____	____

Total gross revenue
One measure of overall IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 11.3% from $16.8bn in 2009 to $18.7bn in 2010. All brands grew total gross revenue, with most brands growing by more than 10% compared to 2009.

	Hotels		Rooms
Global hotel and room count at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	171	5	58,429	2,308
Crowne Plaza	388	22	106,155	5,161
Holiday Inn	1,241	(78)	227,225	(13,343)
Holiday Inn Express	2,075	6	191,228	3,221
Staybridge Suites	188	6	20,762	877
Candlewood Suites	288	34	28,253	2,970
Hotel Indigo	38	5	4,548	518
Holiday Inn Club Vacations	6	-	2,892	-
Other	42	(1)	7,669	(1,230)
	____	____	______	_____
Total	4,437	(1)	647,161	482
	____	____	______	_____
Analysed by ownership type
Franchised	3,783	(16)	479,320	(4,221)
Managed	639	17	162,711	5,424
Owned and leased	15	(2)	5,130	(721)
	____	____	______	_____
Total	4,437	(1)	647,161	482
	____	____	______	_____

Global hotel and room count
During 2010, the IHG global system (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) remained in line with 2009 at 4,437 hotels (647,161 rooms). Openings of 259 hotels (35,744 rooms) were driven, in particular, by continued expansion in the US and China and offset the removal of 260 hotels (35,262 rooms).

In Asia Pacific, demand for upscale brands (InterContinental, Crowne Plaza and Hotel Indigo) contributed 65% of total room openings in the region.

The Holiday Inn brand family relaunch is substantially complete with 2,956 hotels (89% of the total Holiday Inn brand family) open under the updated signage and brand standards as at 31 December 2010. During 2010, the removal of non brand conforming hotels contributed to the total removal of 247 Holiday Inn and Holiday Inn Express hotels (30,892 rooms).

	Hotels		Rooms
Global pipeline at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	60	(3)	19,374	(799)
Crowne Plaza	123	(6)	38,994	439
Holiday Inn	313	(25)	57,505	(1,503)
Holiday Inn Express	494	(69)	53,219	(4,537)
Staybridge Suites	101	(22)	10,760	(2,600)
Candlewood Suites	120	(49)	10,506	(4,345)
Hotel Indigo	62	9	7,627	967
Other	2	2	6,874	6,874
	____	____	______	_____
Total	1,275	(163)	204,859	(5,504)
	____	____	______	_____
Analysed by ownership type
Franchised	970	(188)	113,940	(12,446)
Managed	305	25	90,919	6,942
	____	____	______	_____
Total	1,275	(163)	204,859	(5,504)
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2010	Change over 2009	2010	Change over 2009

Total	319	(26)	55,598	2,707
	____	____	_____	______

Global pipeline
At the end of 2010, the pipeline totalled 1,275 hotels (204,859 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid.

Signings of 319 hotels (55,598 rooms) represent an increase in rooms signed from 2009 levels. Demonstrating the continued demand for IHG brands globally, 50% of the rooms pipeline is now outside the Americas region. There were 25 hotel signings (3,025 rooms) for Hotel Indigo as it gains real momentum in Europe and Asia Pacific where, together, 12 hotels (1,456 rooms) were signed. IHG also entered into an InterContinental Alliance relationship with the Las Vegas Sands Corp to bring the 6,874 all-suite Venetian and Palazzo Resorts into the system in 2011.

During 2010, the opening of 35,744 rooms contributed to a net pipeline decline of 5,504 rooms. Terminations from the pipeline in 2010 totalled 25,358 rooms, down 21% from 2009. Terminations occur for a number of reasons such as the withdrawal of financing and changes in local market conditions.

THE AMERICAS

	12 months ended 31 December
	2010	2009	%
Americas Results	$m	$m	change

Revenue
Franchised	465	437	6.4
Managed	119	110	8.2
Owned and leased	223	225	(0.9)
	____	____	_____
Total	807	772	4.5
	____	____	_____
Operating profit before exceptional items
Franchised	392	364	7.7
Managed	21	(40)	152.5
Owned and leased	13	11	18.2
	____	____	_____
	426	335	27.2
Regional overheads	(57)	(47)	(21.3)
	____	____	_____
Total	369	288	28.1
	____	____	_____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2010

Franchised
Crowne Plaza	4.5%
Holiday Inn	4.1%
Holiday Inn Express	4.4%
All brands	4.5%
Managed
InterContinental	10.2%
Crowne Plaza	6.2%
Holiday Inn	7.1%
Staybridge Suites	6.3%
Candlewood Suites	3.7%
All brands	7.5%
Owned and leased
InterContinental	8.7%

Americas results
Revenue and operating profit before exceptional items increased by $35m to $807m (4.5%) and $81m to $369m (28.1%) respectively.

Franchised revenue increased by $28m to $465m (6.4%) and operating profit by $28m to $392m (7.7%). Royalties growth was driven by RevPAR gains across all brands and by 4.5% in total. While year end system size was lower than opening system size, the weighting of removals towards the end of the year meant that daily rooms available actually grew in 2010 from 2009 levels, further boosting royalty growth. Non royalty revenues and profits remained flat on 2009, as real estate financing for new activity remained constrained.

Managed revenue increased by $9m to $119m (8.2%) in line with the RevPAR growth of 7.5%. Operating profit increased by $61m to $21m from a $40m loss in 2009. The prior year loss included a charge for priority guarantee shortfalls relating to a portfolio of hotels. A provision for onerous contracts was established on 31 December 2009 and further payments made during 2010 were charged against this provision. Excluding the effect of the provision, managed operating profit increased by $3m, driven by RevPAR growth of 23.3% in Latin America.

Results from managed operations included revenues of $71m (2009 $71m) and operating profit of $1m (2009 nil) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts.

Owned and leased revenue declined by $2m to $223m (0.9%) and operating profit increased by $2m to $13m (18.2%). Improving trading conditions led to RevPAR growth of 6.4%, including 8.1% at the InterContinental New York. The disposal of the InterContinental Buckhead, Atlanta in July 2010 and its subsequent conversion to a management contract resulted in reductions of $15m in revenue and $4m in operating profit when compared to 2009. The Holiday Inn Lexington was also sold in March 2010, which has led to a $4m reduction in revenue and no reduction in operating profit compared to last year. Excluding the impact of these two disposals, owned and leased revenue grew by $17m (9.0%) and operating profit by $6m (150.0%).

Regional overheads increased by $10m (21.3%) during the year, from $47m to $57m. The increase comes primarily from performance based incentives and $4m from increased claims in a self-insured healthcare benefit plan.

	Hotels		Rooms
Americas hotel and room count at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	56	1	19,120	621
Crowne Plaza	209	7	57,073	1,383
Holiday Inn	812	(72)	144,683	(13,518)
Holiday Inn Express	1,847	1	159,867	1,583
Staybridge Suites	183	5	20,014	694
Candlewood Suites	288	34	28,253	2,970
Hotel Indigo	35	3	4,254	288
Holiday Inn Club Vacations	6	-	2,892	-
Other brands	22	-	3,219	-
	____	____	______	_____
Total	3,458	(21)	439,375	(5,979)
	____	____	______	_____
Analysed by ownership type
Franchised	3,230	(15)	392,536	(5,468)
Managed	219	(4)	43,848	210
Owned and leased	9	(2)	2,991	(721)
	____	____	______	_____
Total	3,458	(21)	439,375	(5,979)
	____	____	______	_____

Americas hotel and room count
The Americas hotel and room count in the year decreased by 21 hotels (5,979 rooms) to 3,458 hotels (439,375 rooms). Openings of 194 hotels (20,980 rooms) included key openings of the InterContinental Times Square and the first Staybridge Suites in New York, taking IHG's room count in the city to 6,570. The Holiday Inn brand family generated openings of 137 hotels (13,446 rooms) and IHG's extended-stay brands, Staybridge Suites and Candlewood Suites, achieved openings of 41 hotels (3,862 rooms). Removals of 215 hotels (26,959 rooms) were mainly from Holiday Inn and Holiday Inn Express hotels.

	Hotels		Rooms
Americas pipeline at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	5	(1)	1,340	(700)
Crowne Plaza	27	(6)	5,669	(1,293)
Holiday Inn	187	(29)	25,260	(2,682)
Holiday Inn Express	407	(79)	37,011	(6,427)
Staybridge Suites	96	(20)	10,116	(2,392)
Candlewood Suites	120	(49)	10,506	(4,345)
Hotel Indigo	46	(1)	5,733	(254)
Other	2	2	6,874	6,874
	____	____	______	_____
Total	890	(183)	102,509	(11,219)
	____	____	______	_____
Analysed by ownership type
Franchised	878	(185)	100,072	(11,036)
Managed	12	2	2,437	(183)
	____	____	______	_____
Total	890	(183)	102,509	(11,219)
	____	____	______	_____

Americas pipeline
The Americas pipeline totalled 890 hotels (102,509 rooms) as at 31 December 2010. Overall signings of 30,223 rooms were flat on 2009 as slow real estate and construction activity continued into 2010. Notable signings included the InterContinental Alliance established with the Las Vegas Sands Corp, and the re-entry to the Hawaii market with the Holiday Inn Beachcomber Resort in Waikiki Beach.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

	12 months ended 31 December
	2010	2009	%
EMEA results	$m	$m	change

Revenue
Franchised	81	83	(2.4)
Managed	130	119	9.2
Owned and leased	203	195	4.1
	____	____	_____
Total	414	397	4.3
	____	____	_____
Operating profit before exceptional items
Franchised	59	60	(1.7)
Managed	62	65	(4.6)
Owned and leased	40	33	21.2
	____	____	_____
	161	158	1.9
Regional overheads	(36)	(31)	(16.1)
	____	____	_____
Total	125	127	(1.6)
	____	____	_____

EMEA comparable RevPAR movement on previous year	12 months ended 31 December 2010

Franchised
All brands	7.6%
Managed
All brands	3.3%
Owned and leased
InterContinental	11.4%
All ownership types
UK	3.8%
Continental Europe	10.1%
Middle East	(1.0)%

EMEA results
Revenue increased by $17m to $414m (4.3%) and operating profit before exceptional items decreased by $2m to $125m (1.6%). At constant currency, revenue increased by $30m (7.6%) and operating profit before exceptional items increased by $3m (2.4%). Excluding $3m of liquidated damages received in 2009, revenue at constant currency increased by 8.4% and operating profit by 4.8%.

Franchised revenue and operating profit decreased by $2m to $81m (2.4%) and $1m to $59m (1.7%) respectively. At constant currency, revenue increased by 1.2% and operating profit increased by 1.7% respectively.  Excluding the impact of $3m in liquidated damages received in 2009, revenue and operating profit at constant currency increased by 5.0% and 7.0% respectively. The underlying increase was driven by RevPAR growth of 7.6% across the franchised estate. Revenues associated with new signings, relicensing and terminations decreased compared to 2009 as real estate activity remained slow.

EMEA managed revenue increased by $11m to $130m (9.2%) and operating profit decreased by $3m to $62m (4.6%). At constant currency, revenue increased by 10.9% while operating profit declined by 3.1%. Positive RevPAR growth in key European cities and markets, including growth of 14.8% in IHG's managed properties in Germany, was offset by unfavourable trading across much of the Middle East where RevPAR declined overall by 0.7%.  At the year end, a provision of $3m was made for future estimated cash outflows relating to guarantee obligations for one hotel.

In the owned and leased estate, revenue increased by $8m to $203m (4.1%) and operating profit increased by $7m to $40m (21.2%), or at constant currency by 8.2% and 27.3% respectively. RevPAR growth of 11.9% benefited from average daily rate growth of 6.5% across the year. The InterContinental London Park Lane and InterContinental Paris Le Grand delivered strong year-on-year RevPAR growth of 15.0% and 11.5% respectively. Margins improved in both these hotels as the focus remained on cost control.

Regional overheads increased by $5m to $36m (16.1%), mainly attributable to performance based incentive costs.
	Hotels		Rooms
EMEA hotel and room count at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	64	(1)	20,111	(475)
Crowne Plaza	98	5	22,941	784
Holiday Inn	325	(8)	52,945	(427)
Holiday Inn Express	198	1	23,706	447
Staybridge Suites	5	1	748	183
Hotel Indigo	2	1	110	46
Other	2	-	291	(2)
	____	____	______	_____
Total	694	(1)	120,852	556
	____	____	______	_____
Analysed by ownership type
Franchised	523	3	79,950	1,734
Managed	167	(4)	39,456	(1,178)
Owned and leased	4	-	1,446
	____	____	______	_____
Total	694	(1)	120,852	556
	____	____	______	_____

EMEA hotel and room count
During 2010, EMEA system size decreased by one hotel (a net increase of 556 rooms) to 694 hotels (120,852 rooms). Activity included openings of 33 hotels (5,767 rooms) and removals of 34 hotels (5,211 rooms). The net decrease of seven Holiday Inn and Holiday Inn Express hotels comprised 25 openings and 32 removals.
	Hotels		Rooms
EMEA pipeline at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	24	1	6,469	369
Crowne Plaza	25	1	7,599	958
Holiday Inn	41	(4)	9,128	(1,301)
Holiday Inn Express	47	(2)	6,523	(565)
Staybridge Suites	5	(2)	644	(208)
Hotel Indigo	11	7	1,072	721
	____	____	______	_____
Total	153	1	31,435	(26)
	____	____	______	_____
Analysed by ownership type
Franchised	90	(3)	13,542	(1,410)
Managed	63	4	17,893	1,384
	____	____	______	_____
Total	153	1	31,435	(26)
	____	____	______	_____

EMEA pipeline
The pipeline in EMEA increased by one hotel (a net decrease of 26 rooms) to 153 hotels (31,435 rooms). There were 9,303 room signings in 2010, with continued demand for IHG brands in the UK and Germany. Demand was particularly strong in the midscale segment which represented 61% of room signings.  There were eight signings for IHG's lifestyle brand, Hotel Indigo, including four in the UK and entry into new markets in Lisbon, Madrid and Berlin. There were also six Crowne Plaza signings including the strategic markets of Istanbul, St Petersburg and Amsterdam.

ASIA PACIFIC

	12 months ended 31 December
	2010	2009	%
Asia Pacific results	$m	$m	change

Revenue
Franchised	12	11	9.1
Managed	155	105	47.6
Owned and leased	136	129	5.4
	____	____	_____
Total	303	245	23.7
	____	____	_____
Operating profit before exceptional items
Franchised	7	5	40.0
Managed	73	44	65.9
Owned and leased	35	30	16.7
	____	____	_____
	115	79	45.6
Regional overheads	(26)	(27)	3.7
	____	____	_____
Total	89	52	71.2
	____	____	_____

Asia Pacific comparable RevPAR movement on previous year	12 months ended 31 December 2010

Managed - all brands
Asia Pacific	13.4%
Greater China	26.7%
Owned and leased
InterContinental	15.3%
All ownership types
Greater China	25.8%

Asia Pacific results
Asia Pacific revenue and operating profit before exceptional items increased by $58m to $303m (23.7%) and by $37m to $89m (71.2%) respectively.

Continued strong economic growth in the region was given a further boost by the World Expo held in Shanghai from May to October 2010. Resulting RevPAR growth in key Chinese cities was exceptional, with Shanghai and Beijing growing 55.9% and 29.9% respectively.

Franchised revenue increased by $1m to $12m (9.1%) and operating profit grew by $2m to $7m (40.0%).

Managed revenue increased by $50m to $155m (47.6%) and operating profit increased by $29m to $73m (65.9%). In addition to strong comparable RevPAR performance, there was a positive contribution from recently opened hotels, with a 9% room increase in the size of the Asia Pacific managed estate during the year following a 10% increase in 2009, and a $4m operating profit benefit due to the collection of old or previously provided for debts.

In the owned and leased estate, revenue increased by $7m to $136m (5.4%) and operating profit by $5m to $35m (16.7%). These results were driven by the InterContinental Hong Kong, where RevPAR increased 15.3% during the year.

Regional overheads decreased by $1m to $26m (3.7%), with an increase in performance based incentive costs offset by the effect of the 2009 restructuring.

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	51	5	19,198	2,162
Crowne Plaza	81	10	26,141	2,994
Holiday Inn	104	2	29,597	602
Holiday Inn Express	30	4	7,655	1,191
Hotel Indigo	1	1	184	184
Other	18	(1)	4,159	(1,228)
	____	____	______	_____
Total	285	21	86,934	5,905
	____	____	______	_____
Analysed by ownership type
Franchised	30	(4)	6,834	(487)
Managed	253	25	79,407	6,392
Owned and leased	2	-	693	-
	____	____	______	_____
Total	285	21	86,934	5,905
	____	____	______	_____

Asia Pacific hotel and room count
Asia Pacific hotel and room count increased by 21 hotels (5,905 rooms) to 285 hotels (86,934 rooms).  Openings of 32 hotels (8,997 rooms) were partially offset by the removal of 11 hotels (3,092 rooms). The growth was driven by 24 hotel openings in 17 cities across Greater China (7,253 rooms), seven hotels (1,477 rooms) more than in 2009. This included key hotel openings in Shanghai of the InterContinental at the Expo site and the Hotel Indigo on the Bund, the first opening for this brand in Asia Pacific. Across the region 65% of rooms opened were in upscale brands (InterContinental, Crowne Plaza and Hotel Indigo).

	Hotels		Rooms
Asia Pacific pipeline at 31 December	2010	Change over 2009	2010	Change over 2009

Analysed by brand
InterContinental	31	(3)	11,565	(468)
Crowne Plaza	71	(1)	25,726	774
Holiday Inn	85	8	23,117	2,480
Holiday Inn Express	40	12	9,685	2,455
Hotel Indigo	5	3	822	500
	____	____	______	_____
Total	232	19	70,915	5,741
	____	____	______	_____
Analysed by ownership type
Franchised	2	-	326	-
Managed	230	19	70,589	5,741
	____	____	______	_____
Total	232	19	70,915	5,741
	____	____	______	_____

Asia Pacific pipeline
The pipeline in Asia Pacific increased by 19 hotels (5,741 rooms) to 232 hotels (70,915 rooms). Pipeline growth was evenly balanced between the Greater China market (nine hotels, 3,128 rooms) and Asia Australasia (10 hotels, 2,613 rooms) including six hotel signings in India taking its total pipeline to 10,073 rooms.

Across the region there were 18 Holiday Inn Express signings, more than double the number for this brand in 2009 indicating the potential for midscale growth in the region. In Thailand two new Holiday Inn resorts were signed in the prime beachfront locations of Cam Ranh Bay and Phu Quoc. There were also 12 Crowne Plaza signings, including the Crowne Plaza Lumpini Park in Bangkok.

CENTRAL
	12 months ended 31 December
	2010	2009	%
Central results	$m	$m	change

Revenue	104	124	(16.1)
Gross central costs	(243)	(228)	(6.6)
	____	____	_____
Net central costs	(139)	(104)	(33.7)
	_____	____	_____

Central Results
During 2010, net central costs increased by $35m from $104m to $139m (33.7%). The movement was primarily driven by an increase in performance based incentive costs where no payments were made on some plans in 2009. At constant currency, net central costs increased by $36m (34.6%).

SYSTEM FUND
	12 months ended 31 December
	2010	2009	%
System Fund results	$m	$m	change

Assessment fees and contributions received from hotels	944	875	7.9
Proceeds from sale of Priority Club Rewards points	106	133	(20.3)
	____	____	_____
	1,050	1,008	4.2
	_____	____	_____

In the year to 31 December 2010, System Fund income increased by 8.0% to $1.1bn primarily as a result of growth in hotel room revenues and marketing programmes.  Sale of Priority Club Rewards points declined due to the impact of a special promotional programme in 2009.

In addition to management or franchise fees, hotels within the IHG system pay cash assessments and contributions which are collected by IHG for specific use within the System Fund (the Fund).  The Fund also receives proceeds from the sale of Priority Club Rewards points.  The Fund is managed for the benefit of hotels in the system with the objective of driving revenues for the hotels. The Fund is used to pay for marketing, the Priority Club Rewards loyalty programme and the global reservation system. The operation of the Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the Fund are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items of $15m consisted of gains of $35m from the disposal of assets, including $27m profit on the sale of the InterContinental Buckhead, Atlanta offset by an impairment charge of $7m, severance costs of $4m and costs of $9m to complete the Holiday Inn brand family relaunch.

Compared with the previous year, exceptional operating items were significantly lower as 2009 was impacted by difficult trading which resulted in exceptional costs of $373m, largely down to the recognition of impairment charges, an onerous contract provision and the cost of office closures.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses increased from $54m in 2009 to $62m in 2010, as the effect of the £250m 6% bond offset lower net debt levels and low interest rates. Average net debt levels in 2010 were lower than 2009 primarily as a result of improved trading, the disposal of the InterContinental Buckhead, Atlanta and a continuing focus on cash.

Financing costs included $2m (2009 $2m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded.  Financing costs in 2010 also included $18m (2009 $18m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 26% (2009 5%). The rate was particularly low in 2009 due to the impact of prior year items relative to a lower level of profit than in 2010.  By excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 35% (2009 42%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $8m (2009 credit of $287m) in respect of continuing operations. This represented the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs, tax arising on disposals and also tax relating to an internal reorganisation in 2010.

Net tax paid in 2010 totalled $68m (2009 $2m) including $4m paid (2009 $1m) in respect of disposals. Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax has currently been made.

Earnings per ordinary share
Basic earnings per ordinary share in 2010 was 101.7¢, compared with 74.7¢ in 2009. Adjusted earnings per ordinary share was 98.6¢, against 102.8¢ in 2009.

Dividends
The Board has proposed a final dividend per ordinary share of 35.2¢ (22.0p). With the interim dividend per ordinary share of 12.8¢ (8.0p), the full-year dividend per ordinary share for 2010 will total 48.0¢ (30.0p).

Share price and market capitalisation
The IHG share price closed at £12.43 on 31 December 2010, up from £8.93 on 31 December 2009. The market capitalisation of the Group at the year end was £3.6bn.

Capital structure and liquidity management

In 2010 the Group continued its focus on cash management. During the year, $462m of cash was generated from operating activities, with the other key elements of the cash flow being:

•	proceeds from the disposal of hotels and investments of $135m, including $105m from the sale of the InterContinental Buckhead, Atlanta on 1 July 2010; and
•	capital expenditure of $95m including $23m for the purchase of the InterContinental San Francisco Mark Hopkins ground lease and $16m in relation to Global Technology projects.

The Group is mainly funded by a $1.6bn syndicated bank facility which matures in May 2013.

In December 2009, the Group issued a seven-year £250m public bond, at a coupon of 6%, which was initially priced at 99.465% of face value. The £250m was immediately swapped into US dollar debt using currency swaps and the proceeds were used to reduce the existing term loan from $500m to $85m. The term loan was completely paid down in September 2010.  Additional funding is provided by a finance lease on the InterContinental Boston.

Net debt at 31 December 2010 decreased by $349m to $743m and included $206m in respect of the finance lease commitment for the InterContinental Boston and $27m in respect of currency swaps related to the sterling bond.

	2010	2009
Net debt* at 31 December	$m	$m

Borrowings:
US Dollar	715	863
Euro	100	216
Other	6	53
Cash	(78)	(40)
	____	____
Net debt	743	1,092
	____	____

Average debt levels	923	1,231
	____	____
* Including the impact of currency derivatives.
	2010	2009
Facilities at 31 December	$m	$m

Committed	1,605	1,693
Uncommitted	53	25
	____	____
Total	1,658	1,718
	____	____

Interest risk profile of gross debt for major currencies at 31 December	2010%	2009%

At fixed rates	100	90
At variable rates	-	10

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2010

	Year ended 31 December 2010			Year ended 31 December 2009
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,628	-	1,628	1,538	-	1,538
Cost of sales	(753)	-	(753)	(769)	(91)	(860)
Administrative expenses	(331)	(13)	(344)	(303)	(83)	(386)
Other operating income and expenses	8	35	43	6	(2)	4
	_____	____	____	_____	____	____
	552	22	574	472	(176)	296

Depreciation and amortisation	(108)	-	(108)	(109)	-	(109)
Impairment	-	(7)	(7)	-	(197)	(197)
	_____	____	____	_____	____	____

Operating profit/(loss) (note 3)	444	15	459	363	(373)	(10)
Financial income	2	-	2	3	-	3
Financial expenses	(64)	-	(64)	(57)	-	(57)
	_____	____	____	_____	____	____

Profit/(loss) before tax (note 3)	382	15	397	309	(373)	(64)

Tax (note 5)	(98)	(8)	(106)	(15)	287	272
	_____	____	____	_____	____	____
Profit for the year from continuing operations	284	7	291	294	(86)	208

Profit for the year from discontinued operations	-	2	2	-	6	6
	_____	____	____	_____	____	____
Profit for the year	284	9	293	294	(80)	214
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	284	9	293	293	(80)	213
Non-controlling interest	-	-	-	1	-	1
	_____	____	____	_____	____	____
	284	9	293	294	(80)	214
	====	====	====	====	====	====
Earnings per ordinary share (note 6)
Continuing operations:
Basic			101.0¢			72.6¢
Diluted			98.3¢			70.2¢
Adjusted	98.6¢			102.8¢
Adjusted diluted	95.9¢			99.3¢
Total operations:
Basic			101.7¢			74.7¢
Diluted			99.0¢			72.2¢
Adjusted	98.6¢			102.8¢
Adjusted diluted	95.9¢			99.3¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2010

	2010 Year ended 31 December $m	2009 Year ended 31 December $m

Profit for the year	293	214

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	17	11
Losses reclassified to income on impairment/disposal	1	4
Cash flow hedges:
Losses arising during the year	(4)	(7)
Reclassified to financial expenses	6	11
Defined benefit pension plans:
Actuarial losses, net of related tax credit of $7m (2009 $1m)	(38)	(57)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit of $10m (2009 $nil)	(38)	21
Exchange differences on retranslation of foreign operations, including related tax credit of $1m (2009 $4m)	(4)	43
Tax related to pension contributions	7	-
	____	____
Other comprehensive (loss)/income for the year	(53)	26
	____	____
Total comprehensive income for the year attributable to equity holders of the parent	240	240
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2010

	Year ended 31 December 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	142	(2,649)	2,656	7	156

Total comprehensive income for the year	-	16	224	-	240
Issue of ordinary shares	19	-	-	-	19
Movement in shares in employee share trusts	-	(32)	(26)	-	(58)
Equity-settled share-based cost	-	-	33	-	33
Tax related to share schemes	-	-	22	-	22
Equity dividends paid	-	-	(121)	-	(121)
Exchange	(6)	6	-	-	-
	____	____	____	____	____
At end of the year	155	(2,659)	2,788	7	291
	====	====	====	====	====

	Year ended 31 December 2009
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	118	(2,748)	2,624	7	1

Total comprehensive income for the year	-	63	177	-	240
Issue of ordinary shares	11	-	-	-	11
Movement in shares in employee share trusts	-	49	(61)	-	(12)
Equity-settled share-based cost	-	-	24	-	24
Tax related to share schemes	-	-	10	-	10
Equity dividends paid	-	-	(118)	-	(118)
Exchange	13	(13)	-	-	-
	____	____	____	____	____
At end of the year	142	(2,649)	2,656	7	156
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2010
	2010 31 December	2009 31 December
	$m	$m
ASSETS
Property, plant and equipment	1,690	1,836
Goodwill	92	82
Intangible assets	266	274
Investment in associates	43	45
Retirement benefit assets	5	12
Other financial assets	135	130
Deferred tax assets	79	95
	_____	_____
Total non-current assets	2,310	2,474
	_____	_____
Inventories	4	4
Trade and other receivables	371	335
Current tax receivable	13	35
Cash and cash equivalents	78	40
Other financial assets	-	5
	_____	_____
Total current assets	466	419
	______	______
Total assets (note 3)	2,776	2,893
	=====	=====
LIABILITIES
Loans and other borrowings	(18)	(106)
Derivative financial instruments	(6)	(7)
Trade and other payables	(722)	(668)
Provisions	(8)	(65)
Current tax payable	(167)	(194)
	_____	_____
Total current liabilities	(921)	(1,040)
	_____	_____
Loans and other borrowings	(776)	(1,016)
Derivative financial instruments	(38)	(13)
Retirement benefit obligations	(200)	(142)
Trade and other payables	(464)	(408)
Provisions	(2)	-
Deferred tax liabilities	(84)	(118)
	_____	_____
Total non-current liabilities	(1,564)	(1,697)
	_____	_____
Total liabilities	(2,485)	(2,737)
	=====	=====
Net assets	291	156
	=====	=====
EQUITY
Equity share capital	155	142
Capital redemption reserve	10	11
Shares held by employee share trusts	(35)	(4)
Other reserves	(2,894)	(2,900)
Unrealised gains and losses reserve	49	29
Currency translation reserve	211	215
Retained earnings	2,788	2,656
	______	______
IHG shareholders' equity	284	149
Non-controlling interest	7	7
	______	______
Total equity	291	156
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2010
	2010 Year ended 31 December	2009 Year ended 31 December
	$m	$m
Profit for the year	293	214
Adjustments for:
Net financial expenses	62	54
Income tax charge/(credit)	106	(272)
Depreciation and amortisation	108	109
Impairment	7	197
Other exceptional operating items	(22)	176
Gain on disposal of assets, net of tax	(2)	(6)
Equity-settled share-based cost, net of payments	26	14
Other items	1	1
	_____	_____
Operating cash flow before movements in working capital	579	487
Net change in loyalty programme liability and System Fund surplus	10	42
Other changes in net working capital	96	17
Utilisation of provisions	(54)	-
Retirement benefit contributions, net of cost	(27)	(2)
Cash flows relating to exceptional operating items	(21)	(60)
	_____	_____
Cash flow from operations	583	484
Interest paid	(59)	(53)
Interest received	2	2
Tax paid on operating activities	(64)	(1)
	_____	_____
Net cash from operating activities	462	432
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(62)	(100)
Purchases of intangible assets	(29)	(33)
Investment in associates and other financial assets	(4)	(15)
Disposal of assets, net of costs and cash disposed of	107	20
Proceeds from associates and other financial assets	28	15
Tax paid on disposals	(4)	(1)
	_____	_____
Net cash from investing activities	36	(114)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	19	11
Purchase of own shares by employee share trusts	(53)	(8)
Proceeds on release of own shares by employee share trusts	-	2
Dividends paid to shareholders	(121)	(118)
Issue of £250m 6% bonds	-	411
Decrease in other borrowings	(292)	(660)
	_____	_____
Net cash from financing activities	(447)	(362)
	_____	_____

Net movement in cash and cash equivalents in the year	51	(44)
Cash and cash equivalents at beginning of the year	40	82
Exchange rate effects	(13)	2
	_____	_____
Cash and cash equivalents at end of the year	78	40
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.

With effect from 1 January 2010, the Group has implemented a number of new accounting standards, amendments and interpretations, the most significant ones being IFRS 3 (Revised) 'Business Combinations' and IAS 27 (Revised) 'Consolidated and Separate Financial Statements'; their adoption has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

In all other respects, these preliminary financial statements have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2009.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.65 (2009 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.76 (2009 $1 = €0.72).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.64 (2009 $1 = £0.62). In the case of the euro, the translation rate is $1 = €0.75 (2009 $1 = €0.69).

3.	Segmental information
	Revenue
		2010	2009
		$m	$m

	Americas	807	772
	EMEA	414	397
	Asia Pacific	303	245
	Central	104	124
		____	____
	Total revenue	1,628	1,538
		====	====

	All results relate to continuing operations.

Profit	2010 $m	2009 $m

Americas	369	288
EMEA	125	127
Asia Pacific	89	52
Central	(139)	(104)
	____	____
Reportable segments' operating profit	444	363
Exceptional operating items (note 4)	15	(373)
	____	____
Operating profit/(loss)	459	(10)

Financial income	2	3
Financial expenses	(64)	(57)
	____	____
Profit/(loss) before tax	397	(64)
	====	====

All results relate to continuing operations.

Assets	2010 $m	2009 $m

Americas	891	970
EMEA	856	926
Asia Pacific	665	631
Central	194	196
	____	____
Segment assets	2,606	2,723

Unallocated assets:
Deferred tax assets	79	95
Current tax receivable	13	35
Cash and cash equivalents	78	40
	____	____
Total assets	2,776	2,893
	====	====

4.	Exceptional items
		2010 $m	2009 $m
	Continuing operations:

	Exceptional operating items
	Cost of sales:
	Onerous management contracts (a)	-	(91)

	Administrative expenses:
	Holiday Inn brand relaunch (b)	(9)	(19)
	Reorganisation and related costs (c)	(4)	(43)
	Enhanced pension transfer (d)	-	(21)
		____	____
		(13)	(83)
	Other operating income and expenses:
	Gain on sale of other financial assets (e)	8	-
	Gain/(loss) on disposal of hotels (f)	27	(2)
		____	____
		35	(2)

	Impairment:
	Property, plant and equipment (g)	(6)	(28)
	Assets held for sale (h)	-	(45)
	Goodwill (i)	-	(78)
	Intangible assets (j)	-	(32)
	Other financial assets (k)	(1)	(14)
		____	____
		(7)	(197)
		____	____
		15	(373)
		====	====
	Tax
	Tax on exceptional operating items	(8)	112
	Exceptional tax credit (l)	-	175
		____	____
		(8)	287
		====	====
	Discontinued operations:
	Gain on disposal of assets (m):
	Gain on disposal of hotels	-	2
	Tax credit	2	4
		____	____
		2	6
		====	====

4.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
a)
An onerous contract provision of $65m was recognised at 31 December 2009 for the future net unavoidable costs under a performance guarantee related to certain management contracts with one US hotel owner. In addition to the provision, a deposit of $26m was written off as it is no longer considered recoverable under the terms of the same management contracts.

	b)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
	c)	Primarily relates to the closure of certain corporate offices together with severance costs arising from a review of the Group's cost base.
d)
Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider.  The exceptional item in 2009 comprised the lump sum payments ($9m), the IAS 19 settlement loss arising on the pension transfers ($11m) and the costs of the arrangement ($1m).  The payments and transfers were made in January 2009.

	e)	Relates to the gain on sale of an investment in the EMEA region.
	f)	Includes a $27m gain on the sale of the InterContinental Buckhead, Atlanta on 1 July 2010.
g)
Relates to an impairment of one hotel in the Americas (2009: $20m related to a North American hotel and $8m related to a European hotel), arising from a review of estimated recoverable amounts taking into account the prevailing economic conditions.

h)
Related to the valuation adjustments required at 30 September 2009 on the reclassification to property, plant and equipment of four North American hotels no longer meeting the 'held for sale' criteria of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as sales were not considered to be highly probable within the next 12 months.  The adjustments comprised $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5.

i)
Related to the Americas managed operations, reflecting the impact of the global economic downturn and, in particular, IHG's funding obligations under certain management contracts with one US hotel owner.

	j)	Related to the capitalised value of management contracts and arose from revisions to expected fee income. The impairment was recorded at 30 September 2009 and related to Americas managed operations.
	k)	Relates to available-for-sale equity investments and arises as a result of significant and prolonged declines in their fair value below cost.
l)
Represents the release of provisions of $7m (2009 $175m) which are exceptional by reason of their size or nature relating to tax matters which had been settled or in respect of which the relevant statutory limitation period has expired, together with, in 2010, a $7m charge relating to an internal reorganisation.  This charge comprises the recognition of deferred tax assets of $24m for capital losses and other deductible amounts, offset by tax charges of $31m.

m)
In 2010, relates to tax refunded relating to the sale of a hotel in a prior year.  In 2009, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

5.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 26% (2009 5%) analysed as follows.

	2010	2010	2010	2009	2009	2009
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	382	(98)	26%	309	(15)	5%

Exceptional items
Continuing operations	15	(8)		(373)	287
Discontinued operations	-	2		2	4
	____	____		____	____
	397	(104)		(62)	276
	====	====		====	====
Analysed as:
UK tax		34			9
Foreign tax		(138)			267
		____			____
		(104)			276
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate for the year is 35% (2009 42%).  Prior year items, excluding exceptional items, have been treated as relating wholly to continuing operations.

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

	2010	2010	2009	2009
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	291	293	207	213
Basic weighted average number of ordinary shares (millions)	288	288	285	285
Basic earnings per ordinary share (cents)	101.0	101.7	72.6	74.7
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	291	293	207	213
Diluted weighted average number of ordinary shares (millions)	296	296	295	295
Diluted earnings per ordinary share (cents)	98.3	99.0	70.2	72.2
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	291	293	207	213
Adjusting items (note 4):
Exceptional operating items ($m)	(15)	(15)	373	373
Tax on exceptional operating items ($m)	8	8	(112)	(112)
Exceptional tax credit ($m)	-	-	(175)	(175)
Gain on disposal of assets, net of tax ($m)	-	(2)	-	(6)
	____	____	____	____
Adjusted earnings ($m)	284	284	293	293
Basic weighted average number of ordinary shares (millions)	288	288	285	285
Adjusted earnings per ordinary share (cents)	98.6	98.6	102.8	102.8
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	296	295	295
Adjusted diluted earnings per ordinary share (cents)	95.9	95.9	99.3	99.3
	====	====	====	====

Earnings per ordinary share from discontinued operations

	2010 cents per share	2009 cents per share
Basic	0.7	2.1
Diluted	0.7	2.0
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2010 millions	2009 millions
Basic weighted average number of ordinary shares	288	285
Dilutive potential ordinary shares - employee share options	8	10
	____	____
	296	295
	====	====

7.	Dividends
		2010 cents per share	2009 cents per share	2010 $m	2009 $m
	Paid during the year:
	Final (declared for previous year)	29.2	29.2	84	83
	Interim	12.8	12.2	37	35
		____	____	____	____
		42.0	41.4	121	118
		====	====	====	====
	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
	Final	35.2	29.2	101	84
		====	====	====	====

The final proposed dividend is payable on the shares in issue on 25 March 2011.

8.	Net debt

	2010	2009
		restated*
	$m	$m

Cash and cash equivalents	78	40
Loans and other borrowings - current	(18)	(106)
Loans and other borrowings - non-current	(776)	(1,016)
Derivatives hedging debt values*	(27)	(10)
	____	____
Net debt	(743)	(1,092)
	====	====
Finance lease liability included above	(206)	(204)
	====	====

*
With effect from 1 January 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.  Comparatives have been restated on a consistent basis.

9.	Movement in net debt
		2010	2009
		$m	$m

	Net increase/(decrease) in cash and cash equivalents	51	(44)
	Add back cash flows in respect of other components of net debt:
	Issue of £250m 6% bonds	-	(411)
	Decrease in other borrowings	292	660
		____	____
	Decrease in net debt arising from cash flows	343	205

	Non-cash movements:
	Finance lease liability	(2)	(2)
	Exchange and other adjustments	8	(22)
		____	____
	Decrease in net debt	349	181

	Net debt at beginning of the year	(1,092)	(1,273)
		____	____
	Net debt at end of the year	(743)	(1,092)
		====	====

10.	Commitments and contingencies

At 31 December 2010, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $14m (2009 $9m).

At 31 December 2010, the Group had contingent liabilities of $8m (2009 $16m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $90m (2009 $106m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

Following the 2009 actuarial review of the UK Pension Plan, the Company has agreed with the Plan Trustees to make additional contributions up to a total of £100m by 31 March 2017.  The agreement includes three guaranteed additional annual contributions of £10m payable over the years 2010-2012, a 7.5% share of net proceeds from the disposal of hotels, payments related to growth in the Group's EBITDA above specified targets and a top-up in 2017 to the £100m total if required.  The scheme is formally valued every three years and any valuations could lead to changes in the future amounts payable.

11.	Group financial statements

The preliminary statement of results was approved by the Board on 14 February 2011. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2009 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies, subject to a $13m reclassification of derivative financial instruments from current liabilities to non-current liabilities in the Group statement of financial position.

Auditor's review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 February, 2011